FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 31, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated Clover Small Value Fund (the “Fund”)

` Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your additional comments received on March 24, 2016 on its Rule 485(a) Post-Effective Amendment No. 172 and Amendment No. 166, with respect to the Fund, submitted on January 29, 2016 and on its previous correspondence filing with respect thereto submitted on March 22, 2016.

Additional Comment on Response to Comment 13. We note your response and partially re-issue our comment. While we note existing disclosure about the possibility that you may have substantial investments in one or more sectors, the current reality is that you actually have approximately 40% exposure to the financial sector. We believe the current boilerplate disclosure does not appropriately inform investors about the portfolio’s actual positions. Accordingly, if this level of exposure is expected to persist over time, please add appropriate strategy and risk disclosure explaining how financial institutions are evaluated and any significant risk associated with investments in the financial sector.

Response: The Fund notes that the current level of exposure to the financial services sector is consistent and even below the level of the Fund’s benchmark index. While the Fund is not an index fund, the level of the Fund’s exposure to the financial services sector or other broad economic sectors may vary over time due to changes in the benchmark index or otherwise. For example, the financial services sector primarily consists of banks, insurance and real estate investment trusts (REITs) and, within three months, the Adviser understands that REITs will be reclassified as an independent sector by GICS, at which point the Fund’s allocation to the financial services sector will be reduced. Accordingly, the Fund continues to believe that its disclosure remains accurate and appropriate. However, in light of the additional comments from the Staff, the next time the Registrant updates all of its prospectuses (e.g., in November 2016), the Fund will consider the following disclosure enhancements in the Statutory Prospectus:

Under “What are the Fund’s Investment Strategies?” in the Statutory Prospectus, the following will be considered as a new penultimate sentence in the first paragraph under that heading: “The Fund may, from time to time, have larger allocations to certain broad market sectors, such as financial services, consumer discretionary, information technology, or industrials, in attempting to achieve its investment objective.”

Under “What are the Specific Risks of Investing in the Fund?” in the Statutory Prospectus, the “Sector Risk” disclosure will be considered as follows (new disclosure is underlined):

“Sector Risk. Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. The Fund may, from time to time, have larger allocations to certain broad market sectors, such as financial services, consumer discretionary, information technology, or industrials, in attempting to achieve its investment objective. To the extent the Fund invests in a particular sector or sectors, its performance will be more susceptible to economic, business or other developments and risks affecting that sector. Such factors may vary depending upon the sector and economic conditions at the time, but may include, for example, the availability and cost of capital funds, changes in interest rates, currency fluctuations, credit conditions, or government regulation.

In connection with the review of this filing by Staff of the Securities and Exchange Commission, the Fund acknowledges the Staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8838.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal